FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated June 30, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 30, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

ITEM 1

SONY ERICSSON LICENSES ARM JTEK SOFTWARE FOR JAZELLE JAVA
ACCELERATION TECHNOLOGY

Mobile manufacturer increases Java performance for mobile games

CAMBRIDGE, UK - June 30, 2004 - ARM [LSE: ARM, Nasdaq: ARMHY], the industry’s leading provider of 16/32-bit embedded RISC processor solutions, today announced Sony Ericsson has licensed the ARM® JTEK™ software to be used with ARM Jazelle® acceleration technology, in its Java platform-enabled mobile handsets. It has also licensed the ARM VTK software for acceleration of non-Jazelle technology-enabled ARM platforms. This latest JTEK software license further expands support for the widely deployed ARM Jazelle hardware acceleration technology, and will contribute to bringing significant performance enhancements to Sony Ericsson’s Java technology-enabled handsets.

“Java has proved itself to be a key technology in the delivery of applications across mobile devices,” said Ben Wood, principal analyst at Gartner. “It is one of the most widely used application environments on mobile phones today, and its use is set to expand. Mobile operators are keen to see Java more widely deployed, as it is a means of promoting additional, non-voice revenue streams.”

Sony Ericsson will incorporate the ARM JTEK software in its designs to enable the Jazelle technology embedded within the ARM926EJ-S™ processor, to accelerate the execution of Java applications. The solution will give greater performance levels for media rich content such as media streaming and the latest Java technology-based games, without increasing system cost or power requirements.

“Java technology is already a very important element of mobile applications, currently for gaming, but with the potential to go beyond this,” said Oliver Gunasekara, global director of Wireless, ARM. “As such, handset vendors are focused on maximizing its potential and are looking toward Java acceleration in the core to make the most of Java technology-specific applications.”

Sony Ericsson will begin shipping devices incorporating the JTEK software and the Jazelle technology-enabled ARM926EJ-S processor during 2004.

About ARM

ARM is the industry’s leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM’s microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. ARM9 and ARM926EJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; and ARM Belgium N.V.

Contact Details:

ARM PRESS OFFICE : 0208 996 4141

Toby Gavin
Text 100 Public Relations
0208 996 4153
toby.gavin@text100.co.uk